Exhibit 99.2

D. MEDICAL INDUSTRIES LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 12, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of D. Medical Industries Ltd. (the “Company”), do hereby nominate, constitute and appoint Efraim Argaman and Amir Loberman, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.32 per share, of the Company, held in my name on its books as of August 13, 2012, at the Annual General Meeting of Shareholders to be held on September 12, 2012 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will NOT be voted for proposal 4. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

D. MEDICAL INDUSTRIES LTD.

September 12, 2012

Please sign, date and mail
   your proxy card in the

envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

FOR	AGAINST	ABSTAIN
1.
Approval and ratification of the re-appointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditor of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditor's compensation.
	☐	☐	☐

2.
Approval of the amendments to the Company’s Amended and Restated Articles of Association in accordance with the proposal attached to the proxy statement as Appendix A, effective upon shareholder approval.
	☐	☐	☐

3.
Subject to the approval of Item 2 above and the declassification of the Board of Directors of the Company, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof, Mr. David Schwartz and Mr. Ilan Flato as a director of the Company, to hold office until the close of the next annual meeting, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein. Alternatively, in case Item 2 above is not approved, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof and Mr. David Schwartz, as a “Class C” director, to hold office until the close of the annual general meeting to be held in 2015, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.
	☐	☐	☐

4.	Election of Prof. Yitzhak Katz as external director of the Company and approval of his compensation arrangement.	☐	☐	☐

YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the election of Prof. Katz (other than a personal interest unrelated to relationships with a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4).
☐	☐

5.
Subject to the approval of Item 2 above and the declassification of the Board of Directors of the Company, approval of the election of Mr. Yaacov Bar Lev as a director of the Company, to hold office until the close of the next annual meeting, as set forth in the Company’s Articles of Association and until his respective successors is duly elected and qualified, unless his office is vacated earlier pursuant to the relevant provisions therein.
	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.